QWICK MEDIA INC.
CSE (CNSX): QMI
OTC: QWICKF
NEWS RELEASE

QWICK MEDIA COMPLETES ACQUISITION OF SFE GLOBAL

Vancouver, BC, May 6, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company”) is pleased to announce that, on May 2, 2019, the Company closed its share purchase agreement with SFE Global Inc. (“SFE Global”) and each of the three shareholders of SFE Global (the “SFE Shareholders”), as previously announced on March 1, 2019, whereby the Company acquired all of the issued and outstanding securities of SFE Global (the “SFE Securities”) from the owners of SFE Global (the “Transaction”) in consideration for an aggregate of $1,000 paid pro-rata to the three SFE Shareholders. Following completion of the Transaction, SFE Global is a wholly-owned subsidiary of the Company.

Each of Ross Tocher, the Chief Executive Officer and a director of the Company, Glenn Cumyn and Kevin McMillan, directors of the Company, is considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) in that companies controlled by each of Messrs. Tocher, Cumyn and McMillan were shareholders of SFE Global, and the consideration paid to Messrs. Tocher, Cumyn and McMillan is considered a “related party transaction” within the meaning of MI 61-101 but is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration paid to the related parties does not exceed 25% of the Company’s market capitalization.

For more information regarding the Transaction, please see the Company’s two news releases dated March 1, 2019, and news release dated March 22, 2019.

About SFE Global

SFE Global has delivered highly technical and professional infrastructure services to municipal and engineering clients for the past 26 years throughout North America. SFE Global is looking forward to a business unison between SFE Global and the Company to develop extensive data collection, infrastructure assessments and delivery solutions in connection with Smart City technologies.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements in this news release include statements regarding the future business plans of the Company following the Transaction. The forward-looking statements reflect management’s current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general market conditions and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.